Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

2nd Floor East, 9735 42nd Avenue,

Edmonton, Alberta, T6E 5P8

2.

Date of Material Change

August 20, 2007

3.

News Release

August 20, 2007 via Marketwire.

4.

Summary of Material Change

Titan Trading Analytics Inc. ("Titan") and its wholly owned subsidiary, Titan Trading USA, announced that it is opening a new Titan New York Regional Office to assist with Titan’s Grey Box (semi-automated) and Black Box (fully-automated) Currency and Commodity Trading Division under its USA Trading Operations.

5.         Full Description of Material Change

Titan Trading Analytics Inc. ("Titan") and its wholly owned subsidiary, Titan Trading USA, announced that it is opening a new Titan New York Regional Office to assist with Titan’s Grey Box (semi-automated) and Black Box (fully-automated) Currency and Commodity Trading Division under its USA Trading Operations. It’s fully outfitted with redundant internet connections and UPC battery back-ups on key trading systems. This office will offer upgrades in data capabilities as well as a centralized location for the operations team, David Terk and Andrew Pappas. Andrew Pappas has spent over 12 years in the brokerage industry with a primary focus on managing brokerage trading desk operations. Over the last six years Mr. Pappas has been a Proprietary Trader, an Equity Trade Support Representative for the BRUT ECN and most recently an Associate Director of Legal and Compliance for the NASDAQ Stock Market, Inc. Mr. Pappas currently holds his Series 4, 7, 24, 55 and 63 securities licenses. David Terk is Titan Trading USA’s head Forex trader. He has been refining trading software and risk management systems for many years for Titan. Mr. Terk also brings eight years of trading experience, and ten years of accounting & financial operations experience to Titan.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-438-1239

9.

Date of Report

August 20, 2007